Mail Stop 4561   March 13, 2009

Elizabeth Plaza, Chief Executive Officer
Pharm-Bio Serv, Inc.
373 Mendez Vigo
Suite 110
Dorado, PR 00646

         Re: Pharma-Bio Serv, Inc.
                Post Effective Amendment No. 3 to
                Registration Statement on Form S-1
                Filed February 26, 2009
                File No. 333-132847

Dear Ms. Plaza:

         We have limited our review of your filing to those issues we have addressed in
our comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

         Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 17. Undertakings

1.   Please include the undertakings required by Item 512(a)(5) of Regulation S-K.

         As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter with your response acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael Francis, Esquire (*via facsimile*)